Exhibit 15.3

Consolidated Financial Statements

EXMAR LPG BVBA

December 31, 2014

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of Exmar LPG BVBA

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Exmar LPG BVBA, which comprise the consolidated statements of financial position as at December 31, 2014 and 2013, the consolidated statements of income and comprehensive income, equity and cash flows for the year ended December 31, 2014 and for the period from February 12, 2013 to December 31, 2013, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the consolidated financial position of Exmar LPG BVBA as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the year ended December 31, 2014 and the period from February 12, 2013 to December 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG LLP

Chartered Accountants

April 21, 2015

Vancouver, Canada

EXMAR LPG BVBA

Consolidated Statements of Financial Position

(in thousands of U.S. Dollars)

	As of December 31, 2014	As of December 31, 2013
Assets
Current:
Cash and cash equivalents	55,392	32,448
Accounts receivable, including non-trade of $10,304 (2013 – $12,537)	15,155	16,494
Other current assets (notes 5 and 10(c))	66,663	9,555

Total current assets	137,210	58,497

Non-current assets:
Vessels, net of accumulated depreciation (note 4)	425,834	396,705

Total assets	563,044	455,202

Liabilities and Equity
Current:
Current portion of long-term debt (note 6)	36,109	39,600
Current portion of finance lease obligations (note 6)	21,547	6,642
Shareholders’ loans (note 7)	165,350	164,139
Accounts payable (note 10(b))	6,889	6,767
Other current liabilities (note 8)	2,140	3,410

Total current liabilities	232,035	220,558

Long-term liabilities:
Long-term debt (note 6)	168,813	141,206
Finance lease obligations (note 6)	—	40,460

Total liabilities	400,848	402,224

Equity:
Common stock (note 9)	132,832	132,832
Reserve for equity adjustment on acquisition	(106,349)	(106,349)
Retained earnings	135,713	26,495

Total equity	162,196	52,978

Total liabilities and equity	563,044	455,202

Commitments (Note 12 and Note 13)

The accompanying notes are an integral part of the consolidated financial statements.

EXMAR LPG BVBA

Consolidated Statements of Income and Comprehensive Income

(in thousands of U.S. Dollars)

	Year Ended December 31, 2014	Period from February 12, 2013 to December 31, 2013
Operations
Revenues	198,843	170,525
Gain on sales of vessels (note 4)	65,563	1,824
Other operating income	650	31
Vessel operating expenses (note 10(a))	(115,121)	(106,426)
Administrative expenses	(1,442)	(1,682)
Depreciation (note 4)	(28,244)	(29,425)
Other operating expenses	(268)	(305)

Income from vessel operations	119,981	34,542

Finance costs	(9,777)	(8,805)
Finance income	—	29
Other financial items, net	(905)	(501)

Net income before taxes	109,299	25,265

Income taxes (note 3)	(81)	(97)

Net income and comprehensive income	109,218	25,168

The accompanying notes are an integral part of the consolidated financial statements.

EXMAR LPG BVBA

Consolidated Statements of Cash Flows

(in thousands of U.S. Dollars)

	Year Ended December 31, 2014	Period from February 12, 2013 to December 31, 2013
Cash provided by (used for)
Operating Activities
Net income	109,218	25,168
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	28,244	29,425
Gain on sale of vessels	(65,563)	(1,824)
Finance costs	9,777	8,805
Finance income	—	(29)
Income taxes	81	97

Changes in operating assets and liabilities:
Decrease (Increase) in accounts receivable	1,339	(8,928)
Decrease in other current assets	2,892	3,732
Increase in accounts payable	122	129
Decrease in other current liabilities	(1,270)	(2,218)
Taxes paid	(85)	(105)
Finance costs paid	(9,926)	(9,654)
Finance income received	—	29
Dry dock expenditures	(11,397)	(6,199)
Other	78	490

Cash provided by operating activities	63,510	38,918

Investing Activities
Capital expenditures	(129,113)	(61,091)
Proceeds from sale of vessels	149,986	5,490

Net cash provided by (used in) investing activities	20,873	(55,601)

Financing Activities
Proceeds from long-term debt	105,000	215,000
Repayments of long-term debt	(80,884)	(190,560)
Repayments of finance lease obligations	(25,555)	(5,115)
Proceeds from shareholders’ loans	—	27,570
Advance to affiliated company (note 10(c))	(60,000)	—

Net cash (used in) provided by financing activities	(61,439)	46,895

Net increase in cash and cash equivalents	22,944	30,212
Cash and cash equivalents at beginning of period	32,448	2,236

Cash and cash equivalents at end of period	55,392	32,448

EXMAR LPG BVBA

Consolidated Statements of Changes in Equity

(in thousands of U.S. Dollars)

	Common Stock	Reserve for Equity Adjustment on Acquisition	Retained Earnings	Total Equity
Balance, February 12, 2013	132,832	(106,349)	1,327	27,810
Net income and comprehensive income	—	—	25,168	25,168

Balance, December 31, 2013	132,832	(106,349)	26,495	52,978
Net income and comprehensive income	—	—	109,218	109,218

Balance, December 31, 2014	132,832	(106,349)	135,713	162,196

Exmar LPG BVBA

Notes to the Consolidated Financial Statements

(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

(1)	Summary of Significant Accounting Policies

(a)	Basis of preparation

These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (or IFRS). These consolidated financial statements include the accounts of Exmar LPG BVBA, which is incorporated under the laws of Belgium and its wholly owned subsidiaries, as described below (collectively, the Company). The Company is owned jointly by Exmar NV and Teekay Luxembourg S.a.r.l. The comparative figures on the consolidated statement of income and comprehensive income are from February 12, 2013 which is the day Teekay Luxembourg S.a.r.l. acquired Exmar’s 50% interest in the Company. The address of the Company’s registered office is at De Gerlachekaai 20, B-2000 Antwerp, Belgium. The following is a list of Exmar LPG BVBA’s subsidiaries:

Name of Significant Subsidiaries	Jurisdiction of Incorporation	Proportion of Ownership Interest
Exmar Shipping BVBA	Belgium	100%
Exmar Gas Shipping Ltd	Hong Kong	100%
Good Investment Ltd	Hong Kong	100%

All intercompany balances and transactions between Exmar LPG BVBA and its subsidiaries have been eliminated within these consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Exmar LPG BVBA was incorporated on July 10, 2012.

The Company evaluated events and transactions occurring after the consolidated statements of financial position date and through the day the financial statements were available to be issued which is April 21, 2015.

(b)	Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities (including structured entities) controlled by the Company and its subsidiaries. Control is achieved when the Company:

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Exmar LPG BVBA

Notes to the Consolidated Financial Statements

(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

(c)	Reporting Currency

The consolidated financial statements are stated in U.S. Dollars. The functional currency of the Company is the U.S. Dollar because the Company operates in the international shipping market, which typically utilizes the U.S. Dollar as the functional currency. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates.

(d)	Use of Judgements and Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

Significant items subject to such estimates and assumptions include the useful lives of vessels; the residual value of the vessels; the classification of new lease commitments and the review of the carrying amount of the fleet for potential impairment.

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in the following: the classification of a lease as part of a time charter arrangement and the arm’s length nature of related party transactions.

(e)	Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents unless there is a restriction imposed by a third party on the availability of the funds.

(f)	Accounts Receivable

Accounts receivable are recorded at the invoiced amount, do not bear interest and are based on the provisions of the respective time charter. Management reviews the need for an allowance for doubtful accounts on a monthly basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the Company believes that the receivable will not be recovered.

As of December 31, 2014 and December 31, 2013, the collection of no accounts receivable was considered doubtful and, accordingly, there was no provision for doubtful accounts recorded.

(g)	Operating Revenues and Expenses

The principal activities of the Company are the owning and chartering of vessels.

The lease element of time-charters and bareboat charters accounted for as operating leases are recognized by the Company daily over the term of the charter as the applicable vessel operates under the charter. The Company recognizes revenues from the non-lease element of time-charter contracts daily as services are performed. The Company does not recognize revenues during days that the vessel is off-hire.

All revenues from voyage charters are recognized on a percentage of completion method.

Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Vessel operating expenses are paid by the Company for vessels on time-charters, and during off hire and are recognized when incurred.

Exmar LPG BVBA

Notes to the Consolidated Financial Statements

(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

As further discussed in Note 10 — Related Party Transactions, related parties have provided the management services for the vessels and employ the crews that work on the vessels.

(h)	Vessels and vessels under finance lease

All pre-delivery costs incurred during the construction of new-buildings, including interest, supervision and technical costs, are capitalized. Depreciation is calculated on a straight-line basis over each vessel’s estimated useful life, less an estimated residual value. The vessel’s estimated useful lives are estimated at being 30 years.

Vessel capital modifications include the addition of new equipment or can encompass various modifications to the vessel that are aimed at improving or increasing the operational efficiency and functionality of the asset. This type of expenditure is amortized over the estimated useful life of the modification. Expenditures covering recurring routine repairs and maintenance are expensed as incurred.

The Company dry docks its vessels and vessels under finance lease on a regular basis (on average every three to five years). The Company capitalizes certain costs incurred during dry docking and amortizes those costs on a straight-line basis from the completion of a dry docking over the estimated useful life of the dry dock. The Company includes in capitalized dry docking those costs incurred as part of the dry docking to meet regulatory requirements, or expenditures that either add economic life to the vessel, increase the vessel’s earning capacity or improve the vessel’s operating efficiency. The Company expenses costs related to routine repair and maintenance incurred during dry dock that does not improve or extend the useful life of the vessels.

Vessels and equipment that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset‘s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. The estimated fair value for the Company‘s impaired vessels is determined using discounted cash flows or appraised values.

(i)	Other Current Assets

Other current assets consist of prepaid expenses, accrued revenue and advances to an affiliated company.

(j)	Debt issuance costs

Debt issuance costs, including fees, commissions and legal expenses, relating to bank loan facilities are deferred and amortized using the effective interest rate method over the term of the relevant loan. Amortization of deferred debt issuance is included in finance costs. Debt issuance costs are presented net of long-term debt.

(k)	Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Each time charter includes a requirement for the Company to guarantee certain performance criteria of the vessel primarily speed, upload/discharge speed and fuel consumption over the term of the charter. Costs associated with these performance claims are recognized when it is probable that the Company has incurred a liability. Management’s best estimate with regards to the probable payment in respect of performance claims issued by the charter party is recognized as a liability. Receivables under insurance policies are recorded when it is probable that the insurer will pay the amount.

Exmar LPG BVBA

Notes to the Consolidated Financial Statements

(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

(l)	Income taxes

The income tax expense is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case is the related income taxes are recognised in equity.

Any deferred tax will be recognised using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which temporary difference can be utilised. Any deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised. No deferred tax asset has been recognized for the current year.

(m)	Leases

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. One of the Company’s leases has a provision whereby the amount of the lease payment fluctuates based on a percentage of the amount earned by a group of the Company’s vessels, including the leased vessel. These lease payments are considered contingent rent and are recorded in profit or loss in the period in which the revenue is earned.

Minimum lease payments under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(n)	New standards and interpretations not yet adopted

IFRS 9 Financial Instruments published in July 2014 replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements, which align hedge accounting more closely with risk management. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. The Company does not plan to adopt this standard early and the extent of the impact has not yet been determined.

IFRS 15 Revenue from Contracts with Customers establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programs. IFRS 15 is effective for the annual reports beginning on or after 1 January 2017, with early adoption permitted. The Company is assessing the potential impact on its consolidated financial statements resulting from the application of IFRS 15.

(2)	Segment Information

The Company has not presented segment information as it considers it operates in one reportable segment, the floating liquefied petroleum gas carrier market. Furthermore, the Company’s vessels operate under time-charters or voyage charters. The charterer controls the choice of which routes the vessel will serve. Accordingly, the Company’s management does not evaluate the Company’s performance according to geographic region.

Exmar LPG BVBA

Notes to the Consolidated Financial Statements

(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

(3)	Taxation

Exmar LPG BVBA

Exmar LPG BVBA is subject to Belgian corporate income taxes. Exmar LPG BVBA has estimated tax losses of $5.1 million available for carry forward against future taxable profits. Given management’s assessment that it is not more likely than not that Exmar LPG BVBA will be able to generate sufficient taxable income in the future the deferred tax asset related to net operating losses carried forward as of December 31, 2014 has not been recognized.

Exmar Shipping BVBA

Exmar Shipping BVBA is subject to the Belgian Tonnage Tax Regime. Under this regime, the applicable tax is based on the weight (measured as net tonnage) of the vessels. The tonnage tax related to the vessels amounted to $0.1 million for the year ended December 31, 2014 and for the period from February 12, 2013 to December 31, 2013.

Exmar Gas Shipping Ltd

No provision for Hong Kong Profits Tax has been made in the financial statements as Exmar Gas Shipping Ltd did not earn any income subject to Hong Kong Profit Tax for the year.

Good Investment Ltd

No provision for Hong Kong Profits Tax has been made in the financial statements as Good Investment Ltd did not earn any income subject to Hong Kong Profit Tax for the year.

(4)	Vessels

	Vessels	Vessels under finance lease	Dry dock components	Vessels under Construction	Total
Cost at February 12, 2013	404,376	94,400	28,615	9,664	537,055

Capital expenditures	—	—	6,199	62,578	68,777
Vessel sales	(18,037)	—	(1,386)	—	(19,423)
Component disposal	—	—	(4,480)	—	(4,480)

Cost at December 31, 2013	386,339	94,400	28,948	72,242	581,929

Capital expenditures	—	—	11,397	130,480	141,877
Vessel acquisitions (note 6(b))	49,600	(49,600)	—	—	—
Vessel sales	(140,340)	—	(8,742)	—	(149,082)
Vessel deliveries	146,174	—	—	(146,174)	—
Component disposal	—	—	(5,346)	—	(5,346)

Cost at December 31, 2014	441,773	44,800	26,257	56,548	569,378

Exmar LPG BVBA

Notes to the Consolidated Financial Statements

(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

Accumulated Depreciation at February 12, 2013	129,684	34,373	11,978	—	176,035

Depreciation	16,405	3,789	9,231	—	29,425
Vessel sales	(14,691)	—	(1,065)	—	(15,756)
Component disposal	—	—	(4,480)	—	(4,480)

Accumulated Depreciation at December 31, 2013	131,398	38,162	15,664	—	185,224

Depreciation	17,639	3,007	7,598	—	28,244
Vessel acquisitions (note 6(b))	21,891	(21,891)	—	—	—
Vessel sales	(59,219)	—	(5,359)	—	(64,578)
Component disposal	—	—	(5,346)	—	(5,346)

Accumulated Depreciation at December 31, 2014	111,709	19,278	12,557	—	143,544

Net Book Value at December 31, 2013	254,941	56,238	13,284	72,242	396,705

Net Book Value at December 31, 2014	330,064	25,522	13,700	56,548	425,834

During the year ended December 31, 2014, the Company sold four vessels, the Eeklo, Flanders Harmony, Temse and Flanders Tenacity (which was a vessel under finance lease and purchased by the Company in 2014 immediately prior to the sale), resulting in a gain of $65.6 million. During the period from February 12, 2013 to December 31, 2013, the Company sold one vessel, the Donau, resulting in a gain of $1.8 million.

Interest costs capitalized to vessels for the year ended December 31, 2014 and for the period from February 12, 2013 to December 31, 2013 aggregated $1.5 million and $1.4 million, respectively.

(5)	Other Current Assets

	December 31, 2014	December 31, 2013
Accrued revenues	2,834	4,825
Prepaid expenses	3,829	4,730
Advances to affiliated company (note 10(c))	60,000	—

	66,663	9,555

(6)	Long-term Debt and Finance Lease Obligations

(a)	Long-term debt

	December 31, 2014	December 31, 2013
U.S. Dollar denominated debt due through 2018	208,600	185,300
Less debt issuance costs	(3,678)	(4,494)

Total debt	204,922	180,806
Less current portion	(36,109)	(39,600)

	168,813	141,206

Exmar LPG BVBA

Notes to the Consolidated Financial Statements

(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

Annual maturities of long-term debt as of December 31, 2014 during the next four years are as follows:

Long- term debt
2015	36,109
2016	36,109
2017	36,109
2018	100,273

Total	208,600

The long-term debt of the Company relate to the 5-year senior secured loan facility (the “LPG Facility”) of up to $355.0 million, consisting of: a revolving credit facility (the “Revolving Credit Facility”) of $215.0 million and a newbuilding facility (the “Newbuilding Facility”) of up to $140.0 million. The LPG Facility bears interest at LIBOR plus a margin of 3.25%, the maturity date of the LPG Facility is March 28, 2018. The weighted-average effective interest rate for the Company’s long-term debt outstanding at December 31, 2014 and December 31, 2013 was 3.45% and 3.45%, respectively.

The commitments under the Revolving Credit Facility are reduced by 20 consecutive quarterly reductions commencing on June 2013, the first 19 in an amount of $9.9 million and the last reduction in an amount of $26.9 million. The Newbuilding Facility is repayable in consecutive quarterly instalments, each in an amount equal to one sixtieth of the amount of that newbuilding advance.

All amounts due under the LPG Facility are secured by shareholder guarantees, a first priority mortgage, a first priority share pledge, the assignment of all earnings, insurances and existing or future time-charter contracts, and a first priority pledge of the earnings account.

The LPG Facility contains covenants that require, among other things, compliance with the following:

•	minimum aggregate cash and cash equivalents of the higher of (i) $20.0 million and (ii) 5% of financial indebtedness;

•	minimum consolidated working capital of $0;

•	minimum ratio of net financial indebtedness to consolidated total capitalization of 0.70;

•	minimum ratio of EBITDA to interest expense 2.50 to 1.00;

•	minimum security coverage ratio of 125%.

Consolidated working capital excludes shareholders’ loans. Dividends may be declared and paid providing that Exmar LPG BVBA and its subsidiaries are in compliance with the financial and other covenants; there is no event of default; and the minimum liquidity is respected.

(b)	Finance lease obligations

The outstanding finance lease obligations as at December 31, 2014 relate to the lease arrangement for the LPG carrier Brussels and as at December 31, 2013, also included the LPG carrier Flanders Tenacity. At December 31, 2014, the weighted-average interest rate implicit in this remaining lease was 5.75%.

Exmar LPG BVBA

Notes to the Consolidated Financial Statements

(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

•	Flanders Tenacity

In 2004, Good Investment Ltd entered into a lease arrangement for the LPG carrier Flanders Tenacity. The initial lease period was for 10 years plus 5 years in charterers’ option. Lease rentals were payable on a monthly basis. The lease obligations were secured by a mortgage on the vessel. Exmar Shipping BVBA had the option to purchase the Flanders Tenacity during the initial lease period. If Good Investment Ltd did not extend the charter period for an additional 5 years, the Company (and/or nominee) was obligated to purchase the vessel for a fixed price. In 2014, the Company acquired the vessel from the lessor and was sold to a third party, see Note 4 – Vessels and Dry Dock Components.

•	Brussels

The Company entered into a lease arrangement for the LPG carrier Brussels. The lease period commenced January 2009 for a period of six years and three months. Lease rentals are payable on a quarterly basis. Exmar Shipping BVBA has the option to terminate the lease arrangement and to take title to the vessel on any payment date, provided that all amounts due, including the early termination amount, have been paid. At the expiration of the lease period, the Company is required to purchase the vessel at a fixed price, see Note 13 – Commitments.

As at December 31, 2014, the commitments under the remaining finance lease obligation approximated $22.1 million, including imputed interest of $0.6 million and the fixed price purchase obligation, repayable in 2015.

(7)	Shareholders’ Loans

As of December 31, 2014, the Company has loans outstanding to its shareholders of $163.4 million (December 31, 2013 – $163.4 million). These loans bear interest at LIBOR plus margins ranging from 0.50% to 2.0% and have no fixed repayment terms. As at December 31, 2014, the interest accrued on these advances was $2.0 million (December 31, 2013 – $0.7 million). Both the principal and the accrued interest on these loans are included as shareholders’ loans in the Company’s consolidated statements of financial position. The weighted-average effective interest rate for the Company’s shareholders’ loans outstanding at December 31, 2014 and December 31, 2013 was 0.73% and 0.74%, respectively.

(8)	Other Current Liabilities

	December 31, 2014	December 31, 2013
Deferred revenues	1,898	3,374
Accrued interest expense	242	36

	2,140	3,410

(9)	Common Stock

Exmar LPG BVBA has authorized share capital of $132,832,000 divided into 1,328,320 registered shares of no par value, all of which shares have been fully paid, and the legal title and beneficial ownership of 50% of those shares is held by each of Exmar NV and Teekay Luxembourg S.a.r.l.

In 2012, prior to the investment by Teekay Luxembourg S.a.r.l., Exmar NV transferred certain wholly owned subsidiaries to the newly-formed entity, Exmar LPG BVBA in exchange for the registered shares. As this transaction occurred between entities under common control at the time of the transfer, the assets of the underlying entities were recorded at the book value of Exmar NV at the date of the transfer. The difference between the value of the share capital issued and the book value of the assets is recorded as a reserve and adjusted through equity.

(10)	Related Party Transactions

(a)

Exmar NV provides general and corporate management services for the Company. Exmar Shipmanagement NV, a subsidiary of Exmar NV provides all services in relation to crew and technical management of the vessels. Exmar Marine NV, a subsidiary of Exmar NV, provides commercial management services. All amounts charged by Exmar NV, Exmar Shipmanagement NV and Exmar Marine NV to the Company are reflected in vessel operating expenses except for the management fee charged if and when a vessel is sold, these are netted in the gain on sale. Detail as follows:

	Year ended December 31, 2014	Period from February 12, 2013 to December 31, 2013
Exmar NV	588	520
Exmar Hong Kong	115	97
Exmar Shipmanagement NV	2,903	2,521
Exmar Marine NV	4,447	2,199

(b)	Included in accounts payable is due to affiliated companies of $0.8 million and $0.4 million as of December 31, 2014 and 2013, respectively.

(c)

During the year ended December 31, 2014, the Company loaned $60.0 million to Solaia Shipping LLC, a company under common control. This amount is included as part of other current assets in the Company’s consolidated statements of financial position. In February 2015, the amount advanced to Solaia Shipping LLC was repaid.

(11)	Fair Value Measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents – The fair value of the Company’s cash and cash equivalents approximates its carrying amounts reported in the consolidated statements of financial position.

Accounts receivable / Accounts payable – The fair value of the Company’s accounts receivable and accounts payable approximates the carrying amount given the short term nature of these instruments.

Advances to affiliated company included in other current assets – The fair value of the Company’s advances to an affiliated company as described in Note 10(c) – Related Party Transactions, approximates its carrying amount reported in the consolidated statements of financial position due to the short term nature.

Shareholders’ loans – The fair values of the Company’s shareholders’ loans are equal to the book value as the shareholders’ loans have no stated repayment terms and are due on demand.

Long-term debt – The fair values of the Company’s fixed-rate and variable-rate long-term debt is estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities. The Company does not include credit enhancement in its fair valuation of long-term debt.

Exmar LPG BVBA

Notes to the Consolidated Financial Statements

(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

The Company categorizes the fair value estimates by a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1.	Observable inputs such as quoted prices in active markets;

Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Company’s financial instruments that are not accounted for at a fair value on a recurring basis.

		December 31, 2014		December 31, 2013
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)
Cash and cash equivalents	Level 1	55,392	55,392	32,448	32,448
Advances to affiliated company included in other current assets	Level 3	60,000	60,000	—	—
Shareholders’ loans	Level 2	(165,350)	(159,852)	(164,139)	(160,180)
Long-term debt	Level 2	(208,600)	(211,061)	(185,300)	(187,480)

Exmar LPG BVBA

Notes to the Consolidated Financial Statements

(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

(12)	Operating Leases

(a)	Company as a lessor

The Company’s future minimum receipts under short to long term time charters at December 31, 2014 are as follows:

Less than one year	121,606
Between one and five years	290,651
More than five years	200,528

612,785

Minimum scheduled future revenues assume 100% utilization and do not include revenue generated from new contracts entered into after December 31, 2014, revenue from undelivered vessels, revenue from unexercised option periods of its time-charter contract that existed on December 31, 2014, or variable or contingent revenues. Therefore, the minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years.

(b)	Company as a lessee

The Company leases a number of its vessels under operating lease agreements. The expense for 2014 relating to the operating leases amounts to $23.5 million ($20.4 million for 2013) and no payments for non-cancellable subleases were received. The future minimum payments under non-cancellable operating leases at December 31, 2014 are as follows:

Less than one year	26,228
Between one and five years	63,397
More than five years	46,878

136,503

(13)	Commitments

As of December 31, 2014, the Company has newbuilding contracts with Hyundai MIPO Dockyard Co, Ltd and HHIC – Phil Inc for the construction of nine LPG carriers at a total cost of $342.6 million. As at December 31, 2014, the estimated remaining costs to be incurred are $111.5 million (2015), $82.9 million (2016), $113.4 million (2017) and $34.9 million (2018). The Company intends to finance the newbuilding payments through its existing liquidity and expects to secure long-term debt financing for the units prior to their scheduled deliveries.

As described in Note 6(b) – Long-term Debt and Finance Lease Obligations, the Company is required to purchase the LPG carrier Brussels from the lessor at the expiration of the lease in 2015 for $19.9 million.

Exmar LPG BVBA

Notes to the Consolidated Financial Statements

(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

(14)	Financial Risk Management

The Company has exposure to the following risks from its use of financial instruments:

Credit risk

The Company trades only with recognized, creditworthy third parties. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Company’s exposure to bad debts is not significant. The maximum exposure is the carrying amount as disclosed on the statements of financial position.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient funds to meet its liabilities. The Company maintains liquidity and makes adjustments to it in light of changes to economic conditions, underlying risks inherent in its operations and capital requirements to maintain its operations. At December 31, 2014, the Company had $55.4 million of cash and cash equivalents ($32.4 million at December 31, 2013).

The following are the contractual maturities of financial liabilities, including estimated interest payments, as at December 31, 2014:

	Contractual cash flows
	Carrying amount	Total	1 year or less	1-3 years	3-5 years	More than 5 years
Accounts payable	6,889	6,889	6,889	—	—	—
Accrued interest expense	242	242	242	—	—	—
Shareholders’ loans (1)	165,350	165,350	165,350	—	—	—
Long-term debt(2)(3)	208,600	228,838	43,150	84,247	101,441	—
Finance lease obligations	21,547	22,148	22,148	—	—	—

	402,628	423,467	237,779	84,247	101,441	—

(1)	The shareholders’ loans are due on demand however, the Company does not expect the shareholders to demand repayment in the next year.
(2)	Amount does not include debt issuance costs being netted against long-term debt of $3.7 million.
(3)	Contractual cash flows for long-term debt include estimated future variable interest payments of $20.1 million based on current interest rates.

Exmar LPG BVBA

Notes to the Consolidated Financial Statements

(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

Market risk

Interest Rate Risk

The Company is exposed to the impact of interest rate changes primarily through the borrowings that require the Company to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect the operating margins, results of operations and the ability to service the debt. A 1% change in LIBOR would impact the Company’s consolidated statements of income and other comprehensive income by $2.1 million.

Foreign Currency Risk

The Company’s functional currency is U.S. Dollars. The results of operations are affected by fluctuations in currency exchange rates. The volatility in the financial results due to currency exchange rate fluctuations is attributed primarily to foreign currency expenses. A portion of the vessel operating expenses are denominated in Euro, which is primarily a function of the nationality of the crew. As a result, fluctuations in the Euro relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported vessel operating expenses. A 10 basis point change in foreign currency exchange rates would impact the Company’s consolidated statements of income and comprehensive income by approximately $1.0 million.

(15)	Employee expenses and director remuneration

Directors are appointed by the two joint venture partners. Director compensation is nil for the years ended December 31, 2014 and December 31, 2013.

There are no key management personnel employed by the Company. Management of the Company is performed through corporate and ship management service agreements with Exmar Marine NV and Exmar Shipmanagement NV as described in Note 10 — Related Party Transactions. As a result, compensation for key management personnel amounts to nil for the years ended December 31, 2014 and 2013.

The following employee expenses related to seafarers have been included in vessel and other operating expenses:

	Year ended December 31, 2014	For the period from February 12, 2013 to December 31, 2013
Salaries, bonuses and other personnel expenses	15,884	14,331

Exmar LPG BVBA

Notes to the Consolidated Financial Statements

(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

(16)	Capital Management

The Board defines “capital” to include funds raised through the issuance of ordinary share capital, accumulated profits and proceeds raised from debt facilities, including shareholder loans. The Board’s policy is to obtain additional capital for the construction or acquisition of new vessels through shareholder loan injections by the Company’s Joint Venture Partners and external debt facilities and to dividend out any available excess cash the Company generates. The Board regularly reviews and manages its capital structure to maintain a balance between the higher returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

(17)	Subsequent events

(a)	In January 2015, one of the Company’s nine LPG newbuilding carriers, the Warisoulx, was delivered.

(b)

In February 2015, the Company collected $60 million on the amount it advanced to Solaia Shipping LLC, and paid $70 million in aggregate to its shareholders as dividends and shareholders’ loan repayments.

(c)	In April 2015, the Company purchased the LPG carrier Brussels from the lessor which was historically included as a finance lease (see Note 6(b) – Long-term Debt and Finance Lease Obligations).